FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: February 1, 2005

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

January 25, 2005

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

Cream Minerals Ltd. Announces Plans for Diamond Drilling

at Manitoba Nickel Project

Cream Minerals Ltd. (CMA-TSX-V), Sultan Minerals Inc. (SUL-TSX-V) and ValGold Resources Ltd. (VAL-TSX-V) (the "Optionees") are pleased to report that BHP Billiton Diamonds Inc. ("BHP Billiton") has advised that diamond drilling is scheduled to commence in mid-February on their joint Stephens Lake nickel property in Manitoba. The drill program, to be carried out by Boart Longyear Drilling Services, is expected to be completed by the end of March.  The program will involve a minimum of 1,000 metres of NQ diamond drilling on four high-priority airborne geophysical targets on the 170,000-hectare property.  Two additional targets involving a minimum of 500 metres of NQ core will be drill tested on the adjacent Big Claim Property under option to BHP Billiton from ValGold Resources Ltd.

The 75 kilometre long Stephens Lake Property is situated 100 kilometres east of the community of Gillam, Manitoba and overlies a stratigraphic package believed to be an extension of the Thompson Nickel Belt.  The Thompson Nickel Belt held by Inco is one of the most important nickel producing regions in the world with production plus reserves in excess of 170 million tonnes at an estimated grade of greater than 2.0% nickel equivalent.  The Stephens Lake property is held jointly by Sultan Minerals Inc., Cream Minerals Ltd. and ValGold Resources Ltd. and is under option to BHP Billiton Diamonds Inc. whereby BHP Billiton may acquire an initial 51% interest and ultimately a 70% interest in the property (see News Releases of February 9, 2004 and April 19, 2004).

In March, 2004 BHP Billiton flew a large airborne magnetics survey over the property in order to identify potential ultra-mafic targets.  Several bodies of interest were defined during the aeromagnetic survey.  In June, 2004 the magnetic targets were followed up with a VTEM helicopter electromagnetic survey to search for targets that might host conductive nickel-sulphide mineralization.  The VTEM survey defined an extensive, stratigraphic package of linear coincident electromagnetic and magnetic features.  As Ni-Cu-PGE mineralization is commonly both magnetic and conductive, this package of rocks was considered a prime exploration candidate for these metals.  The targets chosen for diamond drill testing were selected along this trend where structural complexities and more intense geophysical responses were apparent.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717                                                         Tel:  (604) 277-1752   Fax: (604) 687-4212
Neil Murray-Lyon – Email: nmurraylyon@renmarkfinancial.com              Email:  info@creamminerals.com

Sylvain Laberge – Email: slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release.